September 30, 2005

Room 4561

Ms. Lynn Magnani, Esq.
General Counsel
Axeda Systems Inc.
21 Oxford Road
Mansfield, MA 02048

	Re:	Axeda Systems Inc.
		Preliminary Proxy Statement on Schedule 14A
		Filed September 23, 2005
		File No. 0-26287

Dear Ms. Magnani:

	This is to advise you that we have limited our review of your filing to the matters addressed in the comments below. No further review of the proxy statement has been or will be made. All persons who are by statute responsible for the adequacy and accuracy of the proxy statement are urged to be certain that all information required under the Securities Exchange Act of 1934 has been included.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is
to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Proposal 1-The Asset Sale, page 19

1. Please expand both this section and your summary section to provide more financial information regarding the operations that are being sold, and the operations that will continue following the asset sale. In this regard, it does not appear that you have provided any quantified information regarding the significance of the assets being sold to your business other than in one sentence on page 16. Please revise throughout the document as appropriate to prominently disclose this information in order to provide investors with a clear understanding of the effect the asset sale will have on your business.

2. As a follow-up to the comment above, it appears that you are selling a substantial part of your assets. Accordingly, please revise your proxy statement to include unaudited financial statements of the business being sold for the periods required by Item 14 of
Schedule 14A. See Question 6 under Subsection H of Section I of the
Third Supplement (July 2001) to the CF Manual of Publicly
Available
Telephone Interpretations. Note that the financial information presented should be current pursuant to Item 310(g) of Regulation S-
B. Additionally, ensure that you have provided all other information required by Item 14 of Schedule 14A.


*	*	*	*	*

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

* the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      If you have any questions, please call Sara Kalin at (202)
551-
3454.  If you need further assistance, you may contact me at (202)
551-3730.

 								Sincerely,


								Mark P. Shuman
								Branch Chief-Legal

cc:	Via Facsimile: (212) 484-3990
	Mr. Steven D. Dryer, Esq.
	Arent Fox
	Telephone: (212) 484-3917
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Ms. Lynn Magnani
Axeda Systems Inc.
September 30, 2005
Page 1